November 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance,

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn:      Gregory Herbers

Anuja A. Majmudar

Timothy S. Levenberg

Craig Arakawa

Brian McAllister

Re: BlackSky Technology Inc.

    Registration Statement on Form S-1

    File No. 333-260458

Acceleration Request

Requested Date: November 12, 2021

Requested Time: 4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BlackSky Technology Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-260458) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Mark Bass at (202) 973-8826.

Sincerely,

BLACKSKY TECHNOLOGY INC.

/s/ Johan Broekhuysen
Johan Broekhuysen
Chief Financial Officer

cc:	Chris Lin

Katie Keane

BlackSky Technology Inc.

Michael Labriola

Mark Bass

Craig Sherman

Wilson Sonsini Goodrich & Rosati, P.C.